10753 Macatawa Drive
Holland, Michigan 49424

December 29, 2011

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:

Macatawa Bank Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 24, 2011
Form 10-Q for the quarterly period ended September 30, 2011
Filed October 27, 2011
File No. 000-25927

Dear Gentlemen:

          This letter provides Macatawa Bank Corporation's (the "Company") response to the Commission staff letter dated December 8, 2011 (the "Comment Letter"). For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's responses to the comments immediately follow.

          The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Form 10-K for the Fiscal Year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Overview page 29

1.

We note your reference in the first paragraph regarding the "weak local and national economic conditions." Please undertake to include in your future filings, consistent with Item 303(a) and Release No. 33-8350, discussion and analysis of the specific economic conditions and trends in your particular market area having an effect on your financial condition and or results of operations including, but not limited to, commercial real estate prices; commercial real estate sales; and commercial building permits. Also, please include a discussion and analysis of the trends in the aggregate and average dollar amount and types of new loans that you are

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
December 29, 2011

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originating and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in real estate.

Response:

We agree that a discussion early in the Management Discussion and Analysis (MD&A) would provide meaningful information and context to the reader and we will add this narrative in the Overview section of the MD&A in our Form 10-K for the year ended December 31, 2011, including discussion about specific economic conditions, trends, commercial real estate prices, sales and permits. Below is a draft of our economic conditions discussion that we intend to provide:

"The State of Michigan entered a recession earlier than the rest of the country and has experienced heavy job loss as a result of the concentration the state has related to the automotive industry. Our market areas of Grand Rapids and Holland fared better than the state as a whole, but nevertheless the impact of our local economy on our results has been profound. The recession and job loss impacted housing values, commercial real estate values and consumer activity. Improvement has been evident during 2011, with the State of Michigan being identified in a Bloomberg Economic Evaluation of States as having the second fastest pace of recovery in the U.S., second only to North Dakota. The state's unemployment rate at the end of 2011, while still in double digits at 10.6%, is no longer the highest in the country and is down from 15.2% in June 2009. Holland area unemployment at the end of 2011 was 7.0%, while Grand Rapids was slightly higher at 7.1%. Residential housing values and commercial real estate property values decreased significantly over the past few years, but have shown recent signs of stabilization, with newer appraisals tending to reflect values at or above prior year values.

It also appears that the housing market in our primary market area is beginning to show signs of stabilization. Based on U.S. Census data, housing building permits in the Grand Rapids-Wyoming metropolitan area were up approximately 7.65% in 2010 compared to 2009. In the Holland-Grand Haven metropolitan area, housing building permits were up approximately 9.21% in 2010 compared to 2009."

On pages 36 and 37 of our Form 10-K for the year ended December 31, 2010, we include the breakout of our commercial real estate portfolio along with narrative regarding the changes in balances. We will expand our discussion and analysis of our loan portfolio in our Form 10-K for the year ended December 31, 2011 to address our current lending activity, including the aggregate and average dollar amount and types of new loans originated during the period and more detail on the type, size and composition of our loan portfolio, with dollar amount and percentage breakdowns, including real estate categories. Below is the draft disclosure we intend to provide in this section of our Form 10-K for the year ended December 31, 2011:

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
December 29, 2011

____________________

"Our total loan portfolio decreased $<> million to $ <> billion at December 31, 2011 from $1.22 billion at December 31, 2010. During 2011, our commercial and industrial loans decreased $<> million, commercial real estate loans declined $<> million and consumer loans decreased $<> million.

A breakdown of the composition of the loan portfolio is shown in the table below (in thousands):
	December 31, 2011		Percent of Total Loans		December 31, 2010	Percent of Total Loans
Commercial real estate:(1)
Residential developed	$	>	>	%	$46,835	3.8%
Unsecured to residential developers		>	>		7,631	0.6
Vacant and unimproved		>	>		71,528	5.9
Commercial development		>	>		8,952	0.7
Residential improved		>	>		96,784	8.0
Commercial improved		>	>		355,899	29.2
Manufacturing and industrial		>	>		81,560	6.7
Total commercial real estate loans		>	>		669,189	54.9
Commercial and industrial		>	>		264,679	21.8
Total commercial loans		>	>		933,868	76.7

Consumer:
Residential mortgage		>	>		135,227	11.1
Unsecured		>	>		2,867	0.2
Home equity		>	>		125,866	10.4
Other secured		>	>		19,368	1.6
Total consumer		>	>		283,328	23.3

Total loans	$	>	100.0%		$1,217,196	100.0%

(1)	Includes both owner occupied and non-owner occupied commercial real estate.

Our consumer residential mortgage loan portfolio, which also includes residential construction loans made to individual homeowners, comprised approximately 11% of portfolio loans at the end of 2011 and 2010, respectively. However, a large portion of the origination volume of these types of loans is sold on the secondary market with servicing released.

While we have seen a $<> million decline in our consumer residential mortgage portfolio, we saw an increase in the volume of residential mortgage loans originated for sale during 2011 compared to 2010. Residential mortgage loans originated for sale were $<> in 2011 compared to $93.8 million in 2010. This increase was primarily due to market conditions and our focus on increasing our residential mortgage lending volume. We have not yet been required to repurchase any loans sold, however, due to market conditions many banks are being required to repurchase loans due to actual or alleged failure to strictly conform to the purchaser's purchase criteria. Going forward, we expect to retain in our loan portfolio certain types of residential mortgage loans (primarily high quality, low loan to value loans) in an effort to stabilize the recent decreases we have experienced in the residential mortgage loan portfolio.

Our portfolio of other consumer loans includes loans secured by personal property and home equity fixed term and line of credit loans. These types of loans decreased to $<> million at December 31, 2011 from $148.1 million at December 31, 2010 and comprised approximately 12% of our portfolio loans at the end of 2011 and 2010.

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
December 29, 2011

____________________

The decline in the commercial loan portfolio during 2011 and 2010 reflected the continuing weak economic conditions in West Michigan and efforts to reduce our exposure within certain credit concentrations. We focused our efforts throughout 2011 and 2010 on reducing our exposure to residential land development loans which were the source of most of our loan losses since 2008, thereby diversifying our commercial loan portfolio and improving asset quality. We expect continued shrinkage, though at a slower pace, in our real estate development portfolios as we continue to diversify our credit exposure.

Total commercial loans, consisting of commercial and industrial loans and commercial real estate loans, were $<> million at December 31, 2011 and $933.9 million at December 31, 2010. This portfolio remains our largest loan segment and accounted for approximately 77% of the total loan portfolio at both December 31, 2011 and 2010. Our commercial loan portfolio is made up of loans to small and mid-sized business.

Our commercial and industrial loan portfolio decreased by $<> million to $<> million at December 31, 2011 and represented <>% of our commercial portfolio. The decrease was primarily from a general decline in business activity resulting from the soft economy. The commercial real estate loan portfolio declined by $<> million, primarily in construction and land development loans, due to charge-offs and substantial effort to reduce exposure in these segments.

Commercial real estate accounted for approximately <>% of the commercial loan portfolio at December 31, 2011 and consisted primarily of loans to business owners and developers of owner and non-owner occupied commercial properties and loans to developers of single and multi-family residential properties. In the table above, we show our commercial real estate portfolio by loans secured by residential and commercial real estate, and by stage of development. Improved loans are generally secured by properties that are under construction or completed and placed in use. Development loans are secured by properties that are in the process of development or fully developed. Vacant land loans are secured by raw land for which development has not yet begun and agricultural loans.

Total commercial real estate loans declined $<> million since December 31, 2010 as we continued to focus on reducing our real estate loan concentrations and balances. Commercial loans secured by residential real estate, the portfolio that has created the majority of stress within our loan portfolio, declined $<> million. The balance of loans secured by nonresidential real estate declined $<> million since December 31, 2010. We expect continued reductions, though at a slower pace in 2012, in our commercial real estate loan portfolio.

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
December 29, 2011

____________________

The following table shows our loan origination activity during 2011, broken out by loan type and also shows average originated loan size:"

	Portfolio Loan Originations 2011		Percent of Total Originations		Average Loan Size 2011
Commercial real estate:(1)
Residential developed	$	>	>	%	$	>
Unsecured to residential developers		>	>			>
Vacant and unimproved		>	>			>
Commercial development		>	>			>
Residential improved		>	>			>
Commercial improved		>	>			>
Manufacturing and industrial		>	>			>
Total commercial real estate loans		>	>			>
Commercial and industrial		>	>			>
Total commercial loans		>	>			>

Consumer:
Residential mortgage		>	>			>
Unsecured		>	>			>
Home equity		>	>			>
Other secured		>	>			>
Total consumer		>	>			>

Total portfolio loan originations	$	>	100.0%		$	>

We also agree a discussion about our portfolio composition in the Overview section would be helpful to the reader. Below is the draft disclosure we intend to provide in the Overview section of the MD&A in our Form 10-K for the year ended December 31, 2011:

"Over the past two years, we have endeavored to reduce our balance of loans outstanding and to further diversify our commercial loan portfolio, reducing concentrations of loans to residential real estate developers and increasing our consumer loan portfolio and residential mortgage activity as a percentage of overall production. This has included adding experienced residential mortgage lenders and pulling back on commercial loan production in some cases. As a result of these efforts, our loans to residential developers have decreased from $95.7 million at December 31, 2010 to $<> million at December 31, 2011. In addition, overall commercial real estate loans have decreased from $933.9 million at December 31, 2010 to $<> million at December 31, 2011. Consumer loans have decreased at a slower pace, totaling $<> million at December 31, 2011, compared to $283.3 million at December 31, 2010."

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
December 29, 2011

____________________

2.

Please undertake to include in your future filings in tabular format your provision for loan losses and the percentage of loans that are non-performing, that you have charged off, foreclosed, or restructured (along with a supportive narrative discussion) for all periods presented.

Response:

While most of the requested information was provided in other sections of the Form 10-K, we agree that it would be useful information to a reader early in the MD&A discussion to provide context, given the material impact these measures have on our financial results. In our 2011 Form 10-K and other future filings, we will add a table and supporting narrative in the Overview section of the MD&A, including the following for each period presented: provision for loan losses, net charge-offs to average loans, nonperforming loans to total loans, other real estate transfers as a percentage to average loans, and troubled debt restructurings as a percentage of average loans.

Below is the draft disclosure we intend to provide in the Overview section of the MD&A in our Form 10-K for the year ended December 31, 2011 in order to address this comment.

"At December 31, 2011, we had total assets of $<> billion, total loans of $<> billion, total deposits of $<> billion and shareholders' equity of $<> million. We recognized net income of $<> million in 2011, a substantial improvement over the prior two years, and we experienced our seventh consecutive quarter of net income to end 2011.

Our earnings in 2011 were positively impacted by negative provision for loan losses of $<> million. As discussed in detail later in this section, this was a result of the decline in our historical chargeoff levels from prior years. We do not expect a similar level of negative provision for loan losses in 2012. The following table reflects the provision for loan losses for the past two years along with certain metrics that impact the determination of the level of the provision for loan losses."

(Dollars in thousands)	For The Year Ended December 31
	2011			2010

Provision for loan losses	$	<>		$22,460
Net chargeoffs		<>		29,657
Net chargeoffs to average loans		<>	%	2.18%
Nonperforming loans to total loans		<>	%	6.19%
Loans transferred to ORE to average loans		<>	%	3.32%
TDRs to average loans		<>	%	1.91%

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
December 29, 2011

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Item 8: Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 48

3	Please revise to include the city and state of the audit firm that issued the report. Refer to Rule 2-02(a) of Regulation S-X.

Response:

We acknowledge that the audit report on our financial statements as of and for the year ended December 31, 2010 did not indicate the city and state where the report was issued as required by Rule 2-02(a) of Regulation S-X. However, for the following reasons, we respectfully request that the Commission staff permit us to address this comment in future filings rather than filing an amended Form 10-K for the year ended December 31, 2010.

There would be, at most, an extremely limited benefit to our shareholders and the investing public if we file an amended Form 10-K for the year ended December 31, 2010 to include the city and state where the audit firm issued the audit report. Filing an amended Form 10-K to include this information would merely address a technical requirement of Rule 2-02(a) of Regulation S-X. We are a community bank with only local operations. The city and state of the audit firm was included in the audit firm's consent filed as Exhibit 23.1 to the 2010 Form 10-K, so the information has been available to our shareholders and the investing public. Our Form 10-K for the year ended December 31, 2011, which will include this information, will be filed shortly.

To file an amended Form 10-K, we would incur significant costs in relation to the very limited benefit of addressing the technical requirement of Rule 2-02(a) of Regulation S-X. Due to the requirement of Exchange Act Rule 12b-15 that any amendment to a periodic report set forth the complete text of each item as amended, we would have to include or incorporate by reference all of the information required by Part II, Item 8 of Form 10-K. Our 2010 Form 10-K included audit reports from both our current audit firm and our former audit firm as a result of a change in audit firms in 2010. In order to include all of the information required by Part II, Item 8 of Form 10-K, we would have to obtain and file auditor consents from both our current audit firm and our former audit firm. We believe both would follow, and charge us for, update and review procedures. This would result in significant and duplicative costs to us. We would also have to incur attorney fees related to the preparation and filing of an amended Form 10-K. We believe that these costs far outweigh the extremely limited benefit to our shareholders and the investing public of filing an amended Form 10-K only to include the city and state where the audit firm issued the report. We are a smaller reporting company to whom these costs are significant.

We are also very concerned that filing an amended Form 10-K with financial statements could result in confusion among our shareholders and our community in general. We are a community banking organization. The majority of our shareholders are individuals who reside in our community, not institutional investors. We believe that filing an amended Form 10-K that includes financial statements could result in confusion among our shareholders and a perception

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
December 29, 2011

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that we have amended or revised our financial statements. We also believe that this misconception could extend to our community in general and local media outlets. We are concerned that this misunderstanding would occur regardless of how prominent and clearly we include an explanatory note stating that we have not amended or revised our financial statements. If this misunderstanding occurs among our shareholders or our community, we could experience a loss of confidence in our financial reporting and substantial harm to our reputation.

Based on our research, the Commission staff has allowed other issuers to address similar comments in future filings.

For these reasons, we respectfully request that the Commission staff permit us to address this comment in future filings.

Form 10-Q for the Period Ended September 30, 2011

Item 1. Financial Statements
Notes to Consolidated Financial Statements (Unaudited)
Note 3. Loans, page 16

4.	Please tell us and revise future filings to address the following related to your troubled debt restructurings (TDRs):
	•	Disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;
•

Tell us in detail and disclose in future filings how you determined that the loan has been restructured to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;

	•	Disclose how you measure impairment on your TDRs;
	•	Disclose your policy for removing loans from TDR classification; and
•

Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

Response:

Our adoption of ASU 2011-02 in the third quarter of 2011 significantly impacted the amount of disclosures related to TDRs. We appreciate the Commission staff's input on these disclosures and suspect that the disclosures will continue to evolve as various filers and auditors implement and interpret the disclosure standard. We believe our disclosures were consistent with the requirements of ASU 2011-02, but also believe the Commission's comments will enhance our disclosures and we will incorporate these items into our Form 10-K for the year ended December 31, 2011. Below is the draft TDR disclosure we intend to use in Note 4 to our Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2011:

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
December 29, 2011

____________________

The Company had allocated $<> and $1,361,000 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings ("TDRs") as of December 31, 2011 and 2010, respectively. These loans involved the restructuring of terms to allow customers to mitigate the risk of foreclosure by meeting a lower loan payment requirement based upon their current cash flow. These may also include loans that renewed at existing contractual rates, but below market rates for comparable credit. The Company has been active at utilizing these programs and working with its customers to reduce the risk of foreclosure. For commercial loans, these modifications typically include an interest only period and, in some cases, a lowering of the interest rate on the loan. In some cases, the modification will include separating the note into two notes with the first note structured to be supported by current cash flows and collateral, and the second note made for the remaining unsecured debt. The second note is charged off immediately and collected only after the first note is paid in full. This modification type is commonly referred to as an A-B note structure. For consumer mortgage loans, the restructuring typically includes a lowering of the interest rate to provide payment and cash flow relief.

For each restructuring, a comprehensive credit underwriting analysis of the borrower's financial condition and prospects of repayment under the revised terms is performed to assess whether the structure can be successful and that cash flows will be sufficient to support the restructured debt. An analysis is also performed to determine whether the restructured loan should be on accrual status. Generally if the loan is on accrual at the time of restructure, it will remain on accrual after the restructuring. In some cases, a nonaccrual loan may be placed on accrual at restructuring if the loan's actual payment history demonstrates it would have cash flowed under the restructured terms. After six consecutive payments under the restructured terms, a nonaccrual restructured loan is reviewed for possible upgrade to accruing status.

Typically, once a loan is identified as a TDR, it will retain that designation until it is paid off, since the restructured loans typically are not at market rates at the time of restructuring. An exception to this is a loan that is modified under an A-B note structure. If the remaining "A" note is at a market rate at the time of restructuring, in subsequent years the loan can be removed from TDR designation after six months of performance in accordance with the new terms.

As with other impaired loans, an allowance for loan loss is estimated for each TDR based on the most likely source of repayment for each loan.  For impaired commercial real estate loans that are collateral dependent, the allowance is computed based on the fair value of the underlying collateral.  For impaired commercial loans where repayment is expected from cash flows from business operations, the allowance is computed based on a discounted cash flow computation.  Certain groups of TDRs, such as residential mortgages, have common characteristics and for them the allowance is computed based on a discounted cash flow computation on the change in weighted rate for the pool.  The allowance allocations for commercial TDRs where we have reduced the contractual interest rate are computed by measuring cash flows using the new payment terms discounted at the original contractual rate.

Total TDRs of $<> million at December 31, 2011 included the additional $15.8 million in TDRs identified upon adoption of the new accounting standard ASU 2011-02, A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring. Since adoption of the new standard was

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
December 29, 2011

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appropriately applied only to restructurings occurring on or after January 1, 2011, the December 31, 2010 TDR total does not include TDRs identified under the new standard.

The following table presents information regarding troubled debt restructurings as of December 31, 2011 and December 31, 2010 (dollars in thousands):

	December 31, 2011		December 31, 2010
	Number of Loans	Outstanding Recorded Balance	Number of Loans	Outstanding Recorded Balance
Commercial and industrial		$		$
Commercial real estate
Consumer
		$		$

The following table presents information regarding troubled debt restructurings executed during the twelve months ended December 31, 2011 (dollars in thousands):

	Number of Loans	Outstanding Recorded Balance	Principal Writedown upon Modification
Commercial and industrial		$	$
Commercial real estate
Consumer
		$	$

According to the accounting standards, not all loan modifications are TDRs. TDRs are modifications where the Company has granted a concession to a borrower in financial distress. The Company reviews all modifications and renewals for determination of TDR status. In some situations a borrower may be experiencing financial distress, but the Company does not provide a concession. These modifications are not considered TDRs. In other cases, the Company might provide a concession, such as a reduction in interest rate, but the borrower is not experiencing financial difficulty. This could be the case, for example, if the Company is matching a competitor's interest rate. These modifications would also not be considered TDRs. The following table presents information regarding modifications executed during the twelve months ended December 31, 2011 that are not considered TDRs (dollars in thousands):

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
December 29, 2011

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	Number of Loans	Outstanding Recorded Balance
Commercial and industrial		$
Commercial real estate
Consumer
$

The table below presents by class, information regarding troubled debt restructured loans which had payment defaults during the twelve month period ended December 31, 2011 (dollars in thousands). Included are loans that became delinquent more than 90 days past due or transferred to nonaccrual within 12 months of restructuring.

	Number of Loans	Outstanding Recorded Balance
Commercial and industrial		$
Commercial real estate
Consumer
$

Mr. David S. Irving
Mr. Marc D. Thomas
Mr. Jonathan E. Gottlieb
Mr. Mark S. Webb
December 29, 2011

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Acknowledgment

                    The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon W. Swets

Jon W. Swets Chief Financial Officer